                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K




                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002


                           COMMISSION FILE NO. 1-15983



                ARVINMERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN

                            (Full title of the plan)


                               ARVINMERITOR, INC.
                              2135 WEST MAPLE ROAD
                              TROY, MICHIGAN 48084

 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                Table of Contents

Independent Auditors' Report                                                            1

Financial Statements:

               Statements of Net Assets Available for Benefits
               as of December 31, 2002 and 2001                                         2

               Statements of Changes in Net Assets Available
               For Benefits for the Year ended December 31, 2002                        3

               Notes to Financial Statements                                            4-7

Supplemental Schedules as of and for the Year ended December 31, 2002:

               Schedule H, Line 4i - Schedule of Assets (Held at End of Year)           8

               Schedule H, Line 4j - Schedule of Reportable Transactions                9

Signatures                                                                              10

Exhibit:

               Independent Auditors' Consent                                            11

INDEPENDENT AUDITORS' REPORT


To ArvinMeritor, Inc.
Hourly Employees Savings Plan and Participants:

We have audited the accompanying statements of net assets available for benefits of ArvinMeritor, Inc. Hourly Employees Savings (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
Detroit, Michigan

June 13, 2003

ARVINMERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001



                                                                         2002                          2001

ASSETS - Investments                                                 $44,538,679                  $57,729,957

LIABILITIES - Accrued expenses                                            32,780                       34,475
                                                                     -----------                  -----------

NET ASSETS AVAILABLE FOR BENEFITS                                    $44,505,899                  $57,695,482
                                                                     ===========                  ===========

See accompanying notes to financial statements.

ARVINMERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002


                                                                                             2002
                                                                                             ----
ADDITIONS:
    Employee contributions                                                               $  2,145,538
    Employer contributions                                                                    672,881
                                                                                         ------------
                                                                                            2,818,419


    Dividends and interest                                                                  1,574,214
                                                                                         ------------
          Total additions                                                                   4,392,633

DEDUCTIONS:
    Benefits paid to participants                                                          (9,666,720)
    Net depreciation in fair value of investments                                          (4,621,861)
    Transfers out                                                                          (3,206,023)
    Administrative expenses                                                                   (87,612)
                                                                                         ------------

          Total deductions                                                                (17,582,216)
                                                                                         ------------

  Net decrease in net assets available for benefits                                       (13,189,583)
                                                                                         ------------

  NET ASSETS AVAILABLE FOR BENEFITS,
     beginning of year                                                                   $ 57,695,482
                                                                                         ------------

  NET ASSETS AVAILABLE FOR BENEFITS,
     end of year                                                                         $ 44,505,899
                                                                                         ============

See accompanying notes to financial statements.

ARVINMERITOR, INC.
HOURLY EMPLOYEES SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001


1.       DESCRIPTION OF THE PLAN

         The following general description of the ArvinMeritor, Inc., Hourly Employees Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for complete information.

         GENERAL - The Plan is a defined contribution retirement savings plan covering all eligible hourly employees of ArvinMeritor, Inc. The Plan is administered by the Company's Employee Benefit Plan Committee and the Plan Administrator. The trustee for the Plan assets is T. Rowe Price Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

         Effective October 1, 2002, the employer matching account held under the Plan was converted into an employee stock ownership plan (ESOP). As a result, when participants accounts receive cash dividends on ArvinMeritor stock they have the option of reinvesting the dividend in ArvinMeritor stock or receiving the dividend as a cash distribution. In addition, the conversion to an ESOP allows participants who have attained either age 55 with 10 years of vesting service or age 60, the right to transfer funds out of Company stock and into one of the other investment options under the Plan.

         Effective January 1, 2002 the plan was amended to allow participants who are over age 50 by the end of the plan year to make additional pre-tax contributions up to the limits prescribed under recent changes to the Internal Revenue Code.

         For the year ended December 31, 2002, various transfers out of the Plan occurred as a result of additional employees being transferred to the ArvinMeritor, Inc. Savings Plan. In addition, $756,471 was transferred out to another plan as a result of the dissolution of the Arvin Kayaba joint venture. These amounts have been reflected as transfers out on the Statement of Changes in Net Assets Available for Benefits.

         CONTRIBUTIONS AND VESTING - Eligible employees may elect to contribute up to 20% of pay, both before and after tax or a combination of both. The participants are immediately eligible for company matching contributions and these matching contributions are immediately vested. The Company's match calculation varies by location within the Plan. All Company match contributions are payable in Company stock, except for a joint venture whereby the contribution match for employees is made in cash.

         PLAN WITHDRAWALS - Amounts contributed may be withdrawn by, or distributed to, a participant only upon (1) termination of employment or (2) attaining the age of 59 1/2. Withdrawals prior to attaining age

         59 1/2 are not permitted except in the event of retirement, disability or as a hardship distribution. Certain income tax penalties may apply to withdrawals or distributions prior to age 59 1/2.

         PAYMENT OF BENEFITS - On termination of service due to death, disability, retirement or other, a participant generally receives an amount equal to the value of the participant's vested interest in their account in a lump-sum amount. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution.

         LOANS TO PARTICIPANT - A participant may obtain a loan in an amount as defined by the Plan document (not less than $1,000 and not greater than the lessor of $50,000 or 50% of the participants' vested account balance) from the balance of his/her account. Interest is charged at a rate, which is comparable to rates charged by commercial lending institutions. The loans are repaid through payroll deductions generally over periods not to exceed 60 months. Payments of principal and interest are reinvested into the participants' current investment options. Participants may have only one outstanding loan at a time.

         PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on a participant's earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         PLAN TERMINATION - Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

         INVESTMENT VALUATION - Investments, other than benefit-responsive investment contracts, are stated at fair value as measured by readily available market prices. The T. Rowe Price Stable Value Common Trust Fund is comprised of individual investment contracts, including synthetic investment contracts and are stated at contract value. The investment contracts are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value. Benefit-responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. The trustee's valuation committee primarily considers factors such as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, contract value approximates fair value (contributions made plus interest accrued at the contract rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value.

         SECURITY TRANSACTIONS AND INVESTMENT INCOME - Purchases and sales of securities are reported on the trade date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

         PLAN EXPENSES - Administrative expenses of the Plan are paid by either the Company or the Plan, as provided by the Plan document.

         USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of December 31, 2002 and 2001, and the reported amounts of changes in net assets available for benefits for the year ended December 31, 2002. Actual results could differ from those estimates. The Plan utilizes various investments, which are exposed to various risks such as interest rate, foreign currency, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

3.       INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                                       December 31,           December 31,
                                                                                           2002                  2001
                                                                                      ---------------        -------------
          Mutual Funds:
           T. Rowe Price Balanced Fund                                                 $ 3,804,986           $ 4,601,813
          Common Stock:
           ArvinMeritor*                                                                 4,138,379             5,565,360
           ArvinMeritor                                                                    573,850             1,328,628
          T. Rowe Price Stable Value Common Trust Fund - at contract value              22,562,708            26,831,496
          T. Rowe Price Equity Index Trust Fund                                          8,581,759            12,781,922

          * Nonparticipant - directed


         During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

                                                              Year Ended
                                                           December 31, 2002
                                                           -----------------
            Mutual Funds                                     $(4,249,094)
            Common Stock                                        (372,767)
                                                             -----------

            Net depreciation                                 $(4,621,861)
                                                             ===========

4.       NONPARTICIPANT - DIRECTED INVESTMENTS

         Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:



                                                                                                YEAR ENDED
                                                                                             DECEMBER 31, 2002
                                                                                             -----------------
          Net assets - ArvinMeritor Common Stock Fund                                           $ 4,138,379

          Changes in net assets - ArvinMeritor Common Stock Fund:
            Employer contributions                                                                  635,635
            Net depreciation                                                                       (745,890)
            Dividends                                                                                99,890
            Benefits paid to participants or beneficiaries                                       (1,355,290)
            Other                                                                                   (61,325)
                                                                                                -----------
          Total                                                                                 $(1,426,980)
                                                                                                ===========


5.       TAX STATUS

         The Internal Revenue Service determined and informed the Company by a letter dated July 15, 2002, that the Plan was designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Based on this, the Plan is exempt from federal income taxes as of December 31, 2002, therefore no provision for income taxes has been included in the Plan's financial statements.

6.       RELATED PARTY TRANSACTIONS

         Plan investments are shares of mutual funds managed by T. Rowe Price.
         T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7.       SUBSEQUENT EVENT

         On April 1, 2003, total assets related to Roll Coater Retirement and Savings Plan for Bargaining Unit Associates of $1,756,959 were transferred into the Plan, in connection with a merger of the plans.

         Effective May 1, 2003, hourly employees of the Kenton, Ohio facility became eligible for participation in the Plan. The Kenton hourly employees will be eligible for a company match beginning January 1, 2005 calculated as 25% of employee contributions up to 6% of salary.

ARVINMERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2002



                                                      DESCRIPTION OF INVESTMENT
                 IDENTITY OF ISSUER,                  INCLUDING MATURITY DATE,
                   BORROWER, LESSOR                 RATE OF INTEREST, COLLATERAL,                   CURRENT
                   OR SIMILAR PARTY                     PAR OR MATURITY VALUE                        VALUE
    *     T. Rowe Price                       Stable Value Common Trust Fund                     $ 22,562,708

          Franklin                            Small-Cap Stock Fund                                  1,098,999

    *     T. Rowe Price                       Equity Index Trust Fund                               8,581,759

    *     T. Rowe Price                       International Stock Fund                                496,277

    *     T. Rowe Price                       Growth and Income Fund                                  520,968

    *     T. Rowe Price                       Mid-Cap Growth Fund                                     437,607

          Janus Fund                          Large-Cap Growth Fund                                   760,151

          Pimco                               U.S. Treasury Intermediate Fund                         790,053

    *     T. Rowe Price                       Balanced Fund                                         3,804,986

    *                                         ArvinMeritor Stock                                    4,712,229

    *     Participant loans                   Rates ranging from 6.5% to 10.5%,
                                              maturities up to 60 months                              772,942
                                                                                                 ------------
                                                                                                 $ 44,538,679
                                                                                                 ============

* Party-in-interest.

ARVINMERITOR, INC. HOURLY EMPLOYEES SAVINGS PLAN

SCHEDULE H, LINE 4J - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2002


Series of transactions, when aggregated, involving an amount in excess of 5% of beginning plan net assets.

                                                                                                     (h)
         (a)                                                                                    CURRENT VALUE
       IDENTITY                                        (c)              (d)          (g)         OF ASSET ON
       OF PARTY              (b)                    PURCHASE          SELLING      COST OF       TRANSACTION           (l)
       INVOLVED      DESCRIPTION OF ASSET             PRICE            PRICE        ASSET            DATE              LOSS
T. Rowe Price   Stable Value Common Trust Fund   $  3,133,026    $          -     $ 3,133,026   $ 3,133,026      $         -
                (73 purchases)

T. Rowe Price   Stable Value Common Trust Fund   $          -    $  5,851,631     $ 5,851,631   $ 5,851,631      $         -
                (161 sales)

T. Rowe Price   Equity Index Trust Fund          $  1,072,612    $          -     $ 1,072,612   $ 1,072,612      $         -
                (71 purchases)

T. Rowe Price   Equity Index Trust Fund          $          -    $  2,411,530     $ 2,912,929   $ 2,411,530      $  (501,399)
                (136 sales)

                                   SIGNATURES


               The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                ARVINMERITOR, INC. HOURLY
                                EMPLOYEES SAVINGS PLAN



                                By:  /s/ Richard D. Greb
                                     ---------------------------------------
                                         Richard D. Greb, Plan Administrator




June 27, 2003

                                 Exhibit Index


Number                          Description

  23                            Independent Auditors' Consent